SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of Hilliard-Lyons Government Fund, Inc. was held on December 2, 2005 for purposes of considering and acting upon the election of a Board of Directors. A quorum was represented at the Meeting and the voting results are set forth below.

1. To elect a Board of Directors consisting of the following:

                                     VOTES               VOTES
                                      FOR              WITHHELD
                                     -----             --------
   WILLIAM A. BLODGETT, JR.      1,392,129,994         6,810,406
   SAMUEL G. MILLER              1,389,318,416         9,621,939
   J. ROBERT SHINE               1,389,675,948         9,264,452
   LINDY B. STREET               1,392,420,926         6,519,474
   GREGORY A. WELLS              1,391,998,354         6,942,046